November 8, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D. C. 20549

Ladies and Gentlemen:

We have read item 4.01 of Form 8-k of Scanvec Amiable LTD. dated November 8, 2004 and are in agreement with the statements regarding Grant Thornton LLP contained in the first sentence of the first paragraph and in the second, third and fourth paragraphs. We are not in a position to agree or disagree with any other comments in item 4.01.


/s/ Grant Thornton LLP